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SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1(a) NAME OF ISSUER(Please type or print)	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
Gannett Co., Inc.	16-0442930	1-6961
1(d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE	(e) TELEPHONE NO.
7950 Jones Branch Drive McLean VA 22107	AREA CODE	NUMBER
(703)	854-6000
2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS STREET CITY STATE ZIP CODE
Millicent A. Feller	officer	c/o Gannett Co., Inc. 7950 Jones Branch Drive McLean VA 22107

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Common Stock	Brian Morales UBS Paine Webber 1501 K Street, NW Suite 1100 Washington, DC 20005-3314		3,000	$218,550.00	267,272,115	On or after 2/7/03	NYSE

INSTRUCTIONS:
1.  (a) Name of Issuer
     (b) Issuer's I.R.S. Identification Number
     (c) Issuer's SEC file number, if any
     (d) Issuer's address, including zip code
     (e) Issuer's telephone number, including area code
2.  (a) Name of person for whose account the securities are to be sold
     (b) Such person's I.R.S. identification number, if such person is an entity
     (c) Such person's relationship to the Issuer(e.g., officer, director,
          10% stockholder or member of immediate family of any of the foregoing)
(d) Such person’s address, including zip code	3. (a) Title of the class of securities to be sold
     (b) Name and address of each broker through whom the securities are intended to be sold
     (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
     (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to filing of this notice
     (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
     (f) Approximate date on which the securities will be sold
(g) Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	On or after 2/7/03	Stock Option Exercise	Gannett Co., Inc.	3,000	on or after 2/7/03	Cash or Stock
INSTRUCTIONS:	1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.		2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

REMARKS:
INSTRUCTIONS:		ATTENTION:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.		The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

February 7, 2003			/s/ Todd A. Mayman, Attorney-in-Fact
Date of Notice			Signature

This notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be mutually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omissions of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, THAT THE UNDERSIGNED HEREBY CONSTITUTES AND APPOINTS

EACH OF THOMAS L. CHAPPLE, BARBARA W. WALL AND TODD A. MAYMAN, SIGNING SINGLY,

THE UNDERSIGNED'S TRUE AND LAWFUL ATTORNEY-IN-FACT TO:

(1) execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of Gannett Co., Inc. (the "Company"), Forms 3, 4,

5 and 144 in accordance with the Securities laws of the United States and the rules thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Forms and timely file such forms with the United States Securities and Exchange Commission and

any stock exchange or other authority where such filing is required; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to,

in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite,

necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact,

in serving in such capacity at the request of the undersigned, are not assuming,

nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms with respect to the undersigned's holdings of and transactions in securities issued by the Company,

unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 1st day of October, 2002.

/s/ Millicent A. Feller                     /s/ Jennifer L. Albosta
Signature:                                    WITNESS:

Millicent A. Feller                         Jennifer L. Albosta

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